Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

February 26, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark Brunhofer
Bonnie Baynes
Sonia Bednarowski
J. Nolan McWilliams

Re:	Exodus Movement, Inc.
Amendment No. 3 to Draft Offering Statement on Form 1-A
Submitted January 26, 2021
CIK No.: 0001821534
Ladies and Gentlemen:

On behalf of our client, Exodus Movement, Inc. (“Exodus” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 9, 2021, relating to the above referenced Draft Offering Statement on Form 1-A (the “Draft Offering Circular”). We are concurrently publicly filing via EDGAR a revised draft of the Offering Circular (the “Offering Circular”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Offering Circular submitted on January 26, 2021), all page references herein correspond to the Offering Circular.

austin        beijing        boston        brussels        hong kong        london        los angeles        new york        palo alto
san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission
February 26, 2021

Draft Offering Statement on Form 1-A

General

1.
You state that any ATS you may use may have the ability to support trades in Class A common and transfers of Common Stock Tokens, but Common Stock Tokens may not be supported by all ATSs that trade Class A common. Please tell us whether you contemplate making the Common Stock Tokens available to trade on an ATS which would not support trading of the Class A common. We may have additional comment on review of your response.

The Company acknowledges the Staff’s comment. The Company has revised the disclosure on the cover page and pages 11, 35 and 112 to clarify that the Company is currently engaged in discussions with ATSs, including tZERO, which the Company believes would be able to both permit the Class A common stock to trade on the ATS and have the technology to facilitate the transfer of the Common Stock Tokens. If the Company were to determine that no ATS had the ability to facilitate the transfer of the Common Stock Tokens, this would not preclude the Company from choosing to make its Class A common stock available on an ATS; the Class A common stock would then be traded in the same manner as any other company’s common stock. The Common Stock Tokens are merely digital representations of the Class A common stock and cannot, and never would, be traded on an ATS or any other platform. If an ATS has the technical capabilities to enable transfers of the Common Stock Tokens, the transfer of the Common Stock Tokens can then be used to represent transfers of the Class A common stock, but its sole purpose would be as a digital representation of the trading that occurs in the actual Class A common stock.

Cover page

2.
Refer to your response to comment 32 of our October 16, 2020 letter. Please revise here and throughout to clarify that you will not use a third-party escrow agent and that you will hold the subscriptions in a separate account until closing. In addition, please disclose in Offering Summary and Plan of Distribution how you intend to return subscriptions to participants if the offering is terminated or expires prior to closing.

In response to the Staff’s comment, the Company has updated the disclosure on the cover page and pages 11, 42 and 114 of the Offering Circular.

Compensation of Directors and Executive Officers, page 94

3.	Please disclose the annual compensation for the fiscal year ended December 31, 2020.

In response to the Staff’s comment, the Company has updated the disclosure on pages 94 and 96 of the Offering Circular.

Plan of Distribution, page 109

4.
Refer to your response to comment 30 in our letter dated October 16, 2020. Please describe the plan of distribution for the primary offering and clarify whether officers and directors will offer and sell shares on your behalf.

In response to the Staff’s comment, the Company has updated the disclosure on page 111 of the Offering Circular.

Securities and Exchange Commission
February 26, 2021

5.
You state in the second full risk factor on page 42 that each selling stockholder has granted custody of the shares and power of attorney to you to facilitate selling shares on their behalf. Please disclose this here and on the offering circular cover and briefly describe here whether selling stockholders may revoke this power of attorney and, if so, the process for doing so.

In response to the Staff’s comment, the Company has updated the disclosure on the cover page and on pages 42 and 111 of the Offering Circular.

6.
Refer to your response to comment 2. You state on page 11 that holders of the Class A common stock may transfer their shares even if there is no means by which to transfer the common stock tokens. Based on this disclosure, it is not clear what the tokens represent. The disclosure in the filing indicates that the tokens represent the Class A common stock, akin to a stock certificate. However, if this is the case it is not clear how the Class A common stock can be transferred if the token cannot be transferred. Please explain how the Class A common stock can be transferred separately from the token. Moreover, if this is the case, please explain what the token actually represents and how the token should be characterized.

The Company acknowledges the Staff’s comments and has updated the disclosure on the cover page and on pages 11, 12, 35 and 113 of the Offering Circular.

The Company respectfully advises the Staff that the Common Stock Tokens should be characterized as an innovative digital method of representing ownership of shares of Class A common stock. The Common Stock Tokens should not be confused or conflated with the actual shares of Class A common stock. In addition, the Common Stock Tokens should not be interpreted as creating additional restrictions on what would otherwise be freely tradable shares of Class A common stock. Common Stock Tokens are digital representations of shares of Class A common stock. Common Stock Tokens are not themselves common stock or any form of security.

The technology that underlies Common Stock Tokens will allow the Common Stock Tokens, as representations of the Class A common stock, to be transferred on a blockchain network, and the technology that permits such transfers also notifies the Company’s Transfer Agent of the movement of Common Stock Tokens, so that the Transfer Agent can record the movement in its books and records as the actual movement of shares of Class A common stock. However, the Company recognizes that this technology is innovative and stockholders may want to transfer shares of their Class A common stock in circumstances where the Common Stock Tokens are not supported. if a holder of Class A common stock desires to effect a transfer of Class A common stock in circumstances where there is no means by which Common Stock Tokens can be transferred, the transfer can still be effected by recording the transfer in book-entry form on the books and records of Securitize, in the same way that a traditional stock transfer would be recorded. Furthermore, while the transfer of Common Stock Tokens does create an immutable record of the transfer on the blockchain network, and the decision by a stockholder to transfer shares using the traditional book-entry method would not result in a record of the transfer on the blockchain network, the validity and binding effect of Securitize’s book-entry records would not be affected by a discrepancy in the blockchain network.

The Company respectfully advises the Staff that the intention of the Common Stock Tokens is to provide holders of the Company’s Class A common stock with an easier way of facilitating transfers of their shares, not to restrict transfers.

Securities and Exchange Commission
February 26, 2021

7.
In light of your response to comment 2, it is not clear as to the mechanics of how the Class A common stock will be transferred if it is available for trading on an ATS. Please provide a step-by-step description of the steps holders must take to transfer the Class A common stock if it is available for trade on an ATS, including the role of the transfer agent and token in that process. Moreover, if the token represents the Class A common stock, please explain how the Class A common stock can be made available for trade on an ATS that does not support the transfer of the tokens.

In response to the Staff’s comment, the Company has updated the disclosure on page 113 of the Offering Circular.

8.
Refer to your response to comment 5. Please provide a step-by-step description of the steps holders must take to transfer the Class A common stock in peer-to-peer transactions, including the steps necessary to ensure that the transfer of the Class A common stock is reflected in the transfer agent’s records, as well as the role of the token in peer-to-peer transactions. Please also describe the process required to remedy discrepancies in the event a peer-to-peer transfer is not properly reflected on the transfer agent’s records.

In response to the Staff’s comment, the Company has updated the disclosure on page 112 of the Offering Circular.

* * * * *

Securities and Exchange Commission
February 26, 2021

Please direct any questions regarding the Company’s responses or the Offering Circular Statement to me at (202) 973-8887 or acaiazza@wsgr.com, or to Robert H. Rosenblum at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Amy B. Caiazza
Amy B. Caiazza

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.